September 6, 2007

Jonathan Bush
Chief Executive Officer
athenahealth, Inc.
311 Arsenal Street
Watertown, MA 02472

> **Re:** **athenahealth, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 3 filed August 31, 2007**
> **File No. 333-143998**

Dear Mr. Bush:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Part II

Recent Sales of Unregistered Securities, page II-3

1.   We note your disclosure in response to prior comment 19. Please revise to describe in more detail the type and amount of consideration you received from consultants in exchange for options. Also, please tell us how consultants are included in your stock option plans.

2.   We note your revised disclosure pursuant to prior comment 20. You have disclosed the exemption from registration that you relied upon for the issuance of shares upon exercise of the options previously described; however, you have not disclosed the exemption that you relied upon for granting the options themselves. Please revise accordingly.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rachel Zablow at (202) 551-3428 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Via Facsimile (877) 767-8438
        Michael H. Bison, Esq.
        Goodwin Procter LLP
        Telephone: (617) 570-1000
        Fax: (617) 523-1231